UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NuScale Power Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

67079K 100
(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079K 100

1	NAMES OF REPORTING PERSONS
DS Private Equity Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,210,000 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,210,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,210,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The percentage ownership interest is determined based on 51,871,216 shares of Class A Common Stock of NuScale Power Corporation (the “Issuer”) outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed on November 14, 2022.

CUSIP No. 67079K 100

1	NAMES OF REPORTING PERSONS
DS Asset Management Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,489,656 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,489,656 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,489,656 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The percentage ownership interest is determined based on 51,871,216 shares of Class A Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed on November 14, 2022.

CUSIP No. 67079K 100

1	NAMES OF REPORTING PERSONS
Dok Soo Jang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,699,656 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,699,656 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,699,656 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
The percentage ownership interest is determined based on 51,871,216 shares of Class A Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed on November 14, 2022.

CUSIP No. 67079K 100

Item 1(a).	Name of Issuer: NuScale Power Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices: 6650 SW Redwood Lane, Suite 210 Portland, OR 97224

Item 2(a).
Name of Persons Filing:

This Amendment No.1 on Schedule 13G/A (this “Schedule 13G/A”) to the statement on Schedule 13G filed on May 13, 2022 (the “Schedule 13G”) is being filed by DS Private Equity Co., Ltd., a corporation organized under the laws of the Republic of Korea (“DS Private Equity”), DS Asset Management Co., Ltd., a corporation organized under the laws of the Republic of Korea (“DS Asset Management”) and Dok Soo Jang. Mr. Jang owns 60% of DS Private Equity and 87.6% of DS Asset Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

DS Private Equity
One International Finance Centre - 14th Floor
10, Gukjegeumyung-ro, Yeongdeungpo-gu
Seoul 07326, Republic of Korea

DS Asset Management
One International Finance Centre - 14th Floor
10, Gukjegeumyung-ro, Yeongdeungpo-gu
Seoul 07326, Republic of Korea

Dok Soo Jang
c/o DS Private Equity Co., Ltd.
One International Finance Centre - 14th Floor
10, Gukjegeumyung-ro, Yeongdeungpo-gu
Seoul 07326, Republic of Korea

Item 2(c).
Citizenship:

DS Private Equity – a corporation organized under the laws of the Republic of Korea
DS Asset Management – a corporation organized under the laws of the Republic of Korea
Dok Soo Jang – Republic of Korea

Item 2(d).	Title of Class of Securities: Class A Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number: 67079K 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

DS Private Equity – 5,210,000 shares of Class A Common Stock
DS Asset Management – 2,489,656 shares of Class A Common Stock
Dok Soo Jang – 7,699,656 shares of Class A Common Stock

(b)	Percent of class: DS Private Equity – 10.0%* DS Asset Management – 4.8%* Dok Soo Jang – 14.8%*

(c)	Number of shares as to which DS Private Equity has:

	(i)	Sole power to vote or to direct the vote	0

	(ii)	Shared power to vote or to direct the vote	5,210,000 shares

	(iii)	Sole power to dispose or to direct the disposition of	0

	(iv)	Shared power to dispose or to direct the disposition of:	5,210,000 shares

	Number of shares as to which DS Asset Management has:

	(i)	Sole power to vote or to direct the vote	0

	(ii)	Shared power to vote or to direct the vote	2,489,656 shares

	(iii)	Sole power to dispose or to direct the disposition of	0

	(iv)	Shared power to dispose or to direct the disposition of:	2,489,656 shares

	Number of shares as to which Dok Soo Jang has:

	(i)	Sole power to vote or to direct the vote	0

	(ii)	Shared power to vote or to direct the vote	7,699,656 shares

	(iii)	Sole power to dispose or to direct the disposition of	0

	(iv)	Shared power to dispose or to direct the disposition of:	7,699,656 shares

* The percentage ownership interest is determined based on 51,871,216 shares of Class A Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q filed on November 14, 2022.

Each of DS Asset Management and Mr. Jang disclaim beneficial ownership of the reported shares of Class A Common Stock held by DS Private Equity and each of DS Private Equity and Mr. Jang disclaim beneficial ownership of the reported shares of Class A Common Stock held by DS Asset Management, except in each case, to the extent of its or his pecuniary interest therein. Mr. Jang owns 60% of DS Private Equity and 87.6% of DS Asset Management and by virtue of these relationships, DS Private Equity, DS Asset Management and Mr. Jang (the “Reporting Persons”) may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock reported in this Schedule 13G/A. The filing of this Schedule 13G/A shall not be deemed an admission that the Reporting Persons are beneficial owners of the shares of Class A Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, the undersigned certify that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2023
DS PRIVATE EQUITY CO., LTD.

	By:	/s/ Steve S. Herr
	Name:	Steve S. Herr
	Title:	Managing Director

DS ASSET MANAGEMENT CO., LTD.

	By:	/s/ Yundeok Wi
	Name:	Yundeok Wi
	Title:	Chief Executive Officer

/s/ Dok Soo Jang
Dok Soo Jang

Exhibits

Exhibit A – Joint Filing Agreement, dated as of May 13, 2022, filed as Exhibit A to the Schedule 13G, is incorporated herein by reference.